Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor					Predecessor
	Year Ended December 31,
	2016	2015	2014	2013	Period from November 17, through December 31, 2012	Period from January 1, through November 16, 2012

	(in thousands)
Fixed Charges:
Interest expense	$197,965	$161,339	$147,511	$114,476	$12,645	$106,620
Capitalized interest	5,318	5,047	3,624	2,028	217	1,649

Portion of rental expense which represents interest factor (1)	203,283	166,386	151,135	116,504	12,862	108,269
Total Fixed Charges
Earnings Available for Fixed Charges:
Pretax loss from continuing operations	(275,890)	(278,756)	(238,146)	(120,921)	(41,005)	(149,674)
Distributed equity income of affiliated companies	—	—	—	—	216	6
Add: Fixed Charges	203,283	166,386	151,135	116,504	12,862	108,269

Total earnings available for fixed charges	$(72,674)	$(112,370)	$(87,011)	$(4,417)	$(27,927)	$(41,399)

Earnings for the period were insufficient to cover fixed charges by the following amounts:	(275,890)	(278,756)	(238,146)	(120,921)	(40,789)	(149,668)

Ratio of earnings to fixed charges (2)	NM	NM	NM	NM	NM	NM

(1)	Represents the portion of rental expense deemed to be attributable to interest
(2)	NM - Not meaningful